Adriane Maestas
PHONE: 206.359.6089
FAX: 206.359.7089
EMAIL: amaestas@perkinscoie.com

December 20, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Eden Bioscience Corporation Preliminary Proxy Statement on Schedule 14A File No. 0-31499

Ladies and Gentlemen:

On behalf of Eden Bioscience Corporation, we are filing, via EDGAR, a Preliminary Proxy Statement on Schedule 14A, including form of proxy card, with respect to a special meeting of shareholders of the Company scheduled to be held on February 26, 2007. The purpose of the special meeting is to vote upon a proposal to acquire substantially all of the assets of Eden Bioscience. The filing fee, in the amount of $510.00 has been transmitted to the lockbox depository at Mellon Bank.

We expect that the definitive proxy statement and proxy card will be mailed on or before January 5, 2007, accompanied by the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and Quarterly Report on Form 10-Q for the period ended September 30, 2006.

In the event there are any questions concerning the enclosed materials, please feel free to contact me at (206) 359-6089 or my colleagues, Faith Wilson (206) 356-3237 or Andrew Moore (206) 359-8649.

Sincerely, /s/ Adriana Maestas

Adriana Maestas

Enclosure

cc:	Bradley S. Powell, Eden Bioscience Faith M. Wilson, Perkins Coie LLP Andrew B. Moore, Perkins Coie LLP